E. <u>Fidelity Bond Renewal</u>

The Board then considered the fidelity bond renewal. Mr. Brian Frank reviewed with the Trustees a copy of the Trust's new fidelity bond. He explained that the existing bond had been renewed for the period June 28, 2020 through June 28, 2021, and that a copy of the bond will be filed with the Securities and Exchange Commission.

On motion duly made and seconded, the following resolutions were unanimously adopted:

> "**WHEREAS,** the Trustees of the Trust, including a majority of the disinterested Trustees, have reviewed the form and coverage of Frank Funds Policy No. FS 554-44-13-16-00 as amended to the date of this meeting (the "Fidelity Bond"); and
>
> **WHEREAS,** the amount of the coverage under such Fidelity Bond is the amount required by Rule 17g-1 promulgated under the Investment Company Act of 1940; and
>
> **WHEREAS,** the custody and safekeeping of the Trust's securities are exclusively the obligation of The Huntington Bank, as Custodian for the Trust; and
>
> **WHEREAS,** no employee of the Trust or employee of the Adviser has access to the Trust's portfolio securities;
>
> **IT IS THEREFORE RESOLVED,** that the amount, type, form and coverage of the Fidelity Bond as described above are reasonable and the Fidelity Bond is approved; and
>
> **FURTHER RESOLVED,** that the Officers of the Trust are designated as the persons who shall make the filings and give the notices required by Paragraph (h) of Rule 17g-1."

June 10, 2020

Mark Liftman
Theodore Liftman Insurance Inc
101 Federal Street
22nd Floor
Boston, MA 02110-1827

Fidelity / Crime Division
31 St James Ave, Ste 830
Boston, MA 02116
www.CrimeInsurance.com
617-936-7401
5137685466 (Fax)

Re: Frank Funds
Financial Institution - Investment Company Bond Binder & Invoice Letter

Dear Mark,

Thank you for the order! Per your instructions, coverage is bound per the terms and conditions set forth below. **Please consider this letter as our invoice.**

FINANCIAL INSTITUTION - INVESTMENT COMPANY BOND

NAMED INSURED: Frank Funds

ADDRESS: 781 Crandon Blvd
Unit 602
Key Biscayne, FL 33149

BOND NUMBER: FS 554-44-13-16-00

EFFECTIVE DATES: 12:01 A.M. on **June 28, 2020** to 12:01 A.M. on **June 28, 2021**

ISSUING COMPANY: Great American Insurance Company
A.M. Best Rated "A+" (Superior) Class XV as of August 17, 2018
Standard & Poor's Rated "A+" (Strong) as of March 14, 2019
Admitted in all 50 States & Canada

POLICY FORM: Standard Great American Investment Company Bond
Discovery Form

INSURING AGREEMENT	SINGLE LOSS LIMIT	DEDUCTIBLE AMOUNT
A - Fidelity	$ 300,000	$ 0
B - On Premises	$ 300,000	$ 5,000
C - In Transit	$ 300,000	$ 5,000
D - Forgery or Alteration	$ 300,000	$ 5,000
E - Securities	$ 300,000	$ 5,000
F - Counterfeit Currency	$ 300,000	$ 5,000
G - Stop Payment	$ 100,000	$ 5,000
H - Uncollectable Items of Deposit	$ 100,000	$ 5,000
I - Audit Expense	$ 100,000	$ 5,000
J - Telefacsimile Transmissions	$ 300,000	$ 5,000

INSURING AGREEMENT	SINGLE LOSS LIMIT	DEDUCTIBLE AMOUNT
K - Unauthorized Signatures	$ 100,000	$ 5,000
L - Computer Systems	$ 300,000	$ 5,000

TOTAL PREMIUM: $ 2,023

FORMS:

SEQ	FORM #	DESCRIPTION
1	790FIC	Great American Insurance Fidelity & Crime Policy Cover
2	SDM24	Agent Countersignature
3	SDM683	Important Notice Fidelity Crime Division Claims
4	SDM715	Important Notice Florida To Obtain Information Or To Make A Complaint
5	FI7510	Investment Company Bond Dec Page
6	FI7511	Investment Company Bond Insuring Agreements
7	FI8801	Forms and Riders Schedule
8	FI7343	Joint Insured List Rider Number 1 Joint Insured Name Frank Value Fund Leigh Baldwin Total Return Fund Camelot Event Driven Fund
9	FI7506	Insuring Agreement (L) Computer Systems
10	FI7508	Newly Established Funds
11	FI7345	Confidential Information And Data Breach Clarifying Rider
12	FI7339	Virtual Or On-Line Peer To Peer Mediums Of Exchange Exclusion
13	FI7340	Economic And Trade Sanctions Clause
14	FI7341	In-Witness Clause
15	IL7381	Agent Countersignature

SUBJECTIVITIES:

No subjectivities are required. File is current.

PAYMENT OF PREMIUM:

ALL PAYMENTS MUST BE SENT TO GREAT AMERICAN INSURANCE GROUP.

If you are using first class mail:

Great American Insurance Group
3561 Solutions Center
Chicago, IL 60677-3005

If you are using overnight mail:

PNC Bank c/o Great American Insurance Group
Lockbox Number 773561
350 East Devon Avenue
Itasca, IL 60143

Thank you again for the order. Please feel free to contact me with any questions or concerns.

Best Regards,

Henry Faron
Account Executive
617-936-7401
hfaron@GAIG.COM

Attachments

The foregoing binder for coverage is issued under the condition that there has been no material change in the risk the Company has assumed in issuing the binder. The Insured shall promptly provide to the Company any information of which the Insured becomes aware of that has not previously been disclosed to the Company, and which relates to any proposed Insured's claim history or risk exposure, or which could change the Company's underwriting evaluation of the Insured. In the event that the Insured should fail to disclose this information to the Company prior to the inception date of the Policy, the Company, at its sole discretion, shall have the right to rescind the Policy upon learning of this information.